Exhibit 99.7
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement Nos. 333-268020, 333-233871, 333-214948, 333-204848, 333-184108, 333-178260, and 333-129631 on Form S-8, Registration Statement Nos. 333-267243, 333-267243-01, and 333-267243-02 on Form F-10, and Registration Statement Nos. 333-276534, 333-276533-01, 333-274061, 333-267244, 333-267244-01, 333-267244-02, 333-267244-03, 333-261528, 333-255310, and 333-182656 on Form F-3 and to the use of our reports dated March 18, 2024 relating to the financial statements of Brookfield Corporation (the “Corporation”) and the effectiveness of the Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2023.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2024